February 19, 2016

Via SEC Edgar Submission

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

RE:	AFS Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Initial Form S-1 Filed: October 23, 2015
File No. 333-207587

Dear Mr. Ingram:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: We note your supplemental response to comment one in our letter dated January 27, 2016. Based on the information contained in your registration statement and supplemental response, coupled with your reluctance to provide the chemical makeup of your “proprietary synthetic lubricant” as an exhibit to the registration statement or as supplemental material, we continue to have concerns about the adequacy of your disclosure. In your next amendment, please revise your disclosure or, where appropriate, provide us with supplemental information that will allow us to more comprehensively evaluate the disclosure relating to your proprietary technology:

  Supplementally provide the license agreement between Ronald Knight and Avalon;
  Explain, in your registration statement, how information can be held in escrow;
  File the escrow agreement as an exhibit your registration statement;
  Disclose the name of the escrow agent in your registration statement;
  Explain, in your registration statement, why you paid $300,000 for a technology you do not have unencumbered access to;
  Explain, in your registration statement, how you are able to research and develop the technology if you do not have access to the chemical makeup of the underlying technology;
  Explain, in your registration statement, why your license agreement states that Avalon owns the underlying technology, while your supplemental disclosure states that Ronald Knight still owns it;
  Disclose, in your registration statement, the precise nature of the “technology, products, and the process being licensed” that are referred to in your license agreement; and
  File an amended license agreement to your registration statement that includes the precise “technology, products, and process being licensed,” rather than the brief, unspecific description currently found in Exhibit A of the agreement.

We may have further comments upon our review of your response. In particular, if your response shows that you have access to the chemical makeup of your technology—as your license agreement currently indicates—we will request that you file an amended license that includes the chemical makeup of the technology.

Answer to Comment 1: The license agreement between Avalon and Ronald Knight has been added as Exhibit 10.3 to the revised registration statement. The chemical makeup of the proprietary technology is held in escrow, by Mr. Knight’s attorney, Sam Reiber, and can only be released pursuant to Section 7.1 of the License Agreement between Mr. Knight and Avalon. There is no escrow agreement, separate from the language contained in the License Agreement. Although the Company does not have unencumbered access to the chemical makeup of the licensed technology, the Company determined that $300,000 was an appropriate license fee based on what the Company believes its costs will be associated with the production of its products, as well as the potential value that the Company believes its planned products will have. The Company is able to research and develop the technology by applying the corrosion products in different quantities, and in varying intervals, to determine the optimal application amount and frequency to provide effective products to its customers. The Company is able to conduct this research without owning or possessing the chemical makeup of the technology. The License Agreement between Avalon and the Company, filed as Exhibit 10.1 to the first amended registration statement, incorrectly stated that Avalon owns the licensed technology. Mr. Knight owns the technology, and Avalon holds a license for the technology. The Company has filed an Amendment to the Avalon and AFS Holdings, Inc. License Agreement as Exhibit 10.4 to this registration statement, which corrects the ownership language to state that Mr. Knight owns the technology, and Avalon holds a license for the technology, which it subsequently sublicensed to the Company. The anti-corrosion technology, products and process licensed by AFS consists of the anti-corrosion solution owned by Knight, as well as the process of using the proprietary anti-corrosion solution in order to remove rust from the sump pumps, and prevent further corrosion. The Company believes that Exhibit A accurately describes what is being licensed to the Company, as it describes the fact that the Company has received the anti-corrosion solution, or lubricant, and also describes the applications for the solution. All of the above information has been included in the revised registration statement.

Comment 2: Please disclose your supplemental response to comment two in our letter dated January 27, 2016 within your registration statement. Additionally, please disclose Ronald Knight’s age within your registration statement.

Answer to Comment 2: The disclosure listed in Comment 2 has been added to the revised registration statement.

Financial Statements, page 48

Comment 3: Please provide updated financial statements in accordance with Article 8-08 of Regulation S-X.

Answer to Comment 3: The financial statements and all other related sections have been updated in the revised registration statement.

Exhibit 23.1

Comment 4: We note that the consent included from MaloneBailey, LLP is dated January 13, 2016, and specifically refers to Amendment 3 to your Form S-1. It is unclear how this date is appropriate, as this is the same date used for the consent included in Amendment 2 to your Form S-1. Please advise.

Answer to Comment 4: An updated consent is included with the revised registration statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for AFS Holdings, Inc